SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 27, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis and Gen-Probe Agree to Extend and Expand Blood Screening Collaboration

•                  Companies will work together to protect the world’s supply of donated blood from infectious diseases until 2025

•                  Partners anticipate continued expansion into new global markets and development of innovative new products, including next-generation PANTHER instrument

•                  Companies also plan exploratory collaboration in pharmacogenomics

Emeryville, CA, January 27, 2009 – Chiron, a Novartis (NYSE:NVS) business, announced today that it has agreed to extend and expand its blood screening collaboration with Gen-Probe (NASDAQ: GPRO) until 2025. The companies will continue to work together to develop and commercialize molecular technologies that safeguard the world’s donated blood supply.

The collaboration between Novartis and Gen-Probe was established in 1998. It was previously scheduled to expire in 2013. Under the original terms of the agreement, the companies shared revenue from the sale of blood screening assays. Gen-Probe was responsible for manufacturing costs, while Novartis was responsible for commercial expenses.  The companies shared research and development (R&D) costs.

“I am very pleased that our agreement with Gen-Probe has been extended until 2025. Nucleic acid testing is an important tool to safeguard the world’s blood supply against harmful pathogens,” said Peter Maag, Global Head of Diagnostics, at Novartis Vaccines and Diagnostics. “This renewed agreement with Gen-Probe provides a solid foundation that enables us to continue our expansion into the transfusion medicine market where we will provide innovative solutions to blood centers worldwide.”

About the Revised Agreement

Under the revised agreement, Gen-Probe will continue to be primarily responsible for R&D and manufacturing. Novartis will remain responsible for sales and marketing of the products, but will collaborate more closely with Gen-Probe on sales, marketing and distribution strategies. In addition to sharing R&D costs, the companies will share manufacturing expenses. Gen-Probe also will receive a percentage of end-user revenue that escalates gradually from 2009 until 2015, and remains constant thereafter.

As part of the expanded agreement, Novartis has agreed to help fund development of Gen-Probe’s PANTHER instrument, a fully automated molecular testing platform, for the blood screening market. The companies also have agreed to evaluate, using Gen-Probe’s technologies, the development of companion diagnostics for current or future Novartis medicines.

Unlike standard serological testing, nucleic acid testing (NAT) detects viral RNA and DNA during earlier stages of infection, shortening the window period from infection to detection. Scientific models estimate that NAT reduces the infectious window period of HIV-1, HCV and HBV from 35% to 91%, compared with standard serological methods. (1)

Since 1998, Gen-Probe and Novartis have developed, manufactured and commercialized nucleic acid tests and instrumentation that have been used by blood banks to screen more than 125 million blood donations in the United States alone. These tests have intercepted thousands of units of blood that were infected with HIV-1, hepatitis C and B, and West Nile virus, thereby preventing life-threatening diseases from being passed along to transfusion recipients.

“Together these two companies have discovered and developed innovative solutions for the screening and prevention of infectious diseases to help protect the nation’s blood supply,” said William F. Moore, Senior Vice President, Biomedical Services Operations, American Red Cross. “We are pleased to see this successful collaboration continue to focus on innovations and reinvestment in technology that will help keep the blood supply as safe as possible.”

Disclaimer

This release contains certain forward-looking statements relating to the agreement concluded between Novartis and Gen-Probe for blood-screening collaboration. Such forward-looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “expected”, “will”, “estimated”, “would”, “could”, “potential”, “may”, “opportunities”, “pipeline”, “further advance” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of Novartis; or by discussions of strategy, plans, expectations or intentions or potential synergies, strategic benefits or opportunities that may result from the proposed acquisition. Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, there can be no guarantee that the proposed acquisition will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will achieve any particular future financial results or future growth rates or that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. Among other things, the expectations of Novartis could be affected by unexpected regulatory actions or delays or government regulation generally, as well as other risks and factors referred to in Novartis AG’s Forms 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Dedicated to preventing transfusion-transmitted diseases, Chiron, a Novartis business, delivers innovative blood screening solutions to protect the world’s blood supply. Beginning with the sequencing of the HIV genome in 1984 and discovery of the Hepatitis C genome in 1987, Chiron has been a leader in making groundbreaking discoveries and developing innovative solutions for the screening and prevention of infectious diseases.

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of

USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 97,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

References

(1) Busch, MP, Evolving Approaches to Estimate Risks of Transfusion-Transmitted Viral Infections: Incidence-Window Period Model after Ten Years. Dax EM, Farrugia A, Vyas GN (editors): Advances in Transfusion Safety – Volume IV, Developments in Biologicals (Basel), Basel, Karger, 2007, vol 127, pp 87-112; Kleinman SH, Busch MP, Assessing the impact of HBV NAT on window period reduction and residual risk  J Clin Virol 36 Suppl. 1 (2006) S23-S29

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Nancy Lovre Novartis Diagnostics +1 (510) 923-8621 (direct) +1 (805) 341-1930 (mobile) nancy.lovre@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	January 27, 2009	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial Reporting and Accounting